Exhibit 99.1

TechCreate Issues Letter to Shareholders Explaining NYSE American Delisting Proceedings

SINGAPORE, September 8, 2026, TechCreate Group Ltd. (OTCMKTS: TCGLF) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, today issued the following letter from Chief Executive Officer Heng Hai Lim to shareholders addressing the NYSE American LLC (“NYSE American”) delisting proceedings.

Letter to Shareholders

Dear Fellow Shareholders,

First, I would like to thank each and every one of you for your continued support and patience as we navigate these challenging circumstances. Following the recent decision of the NYSE American Listing Qualifications Panel (the “Panel”), I’m writing to offer some clarity on what happened and explain how we reached this point, the actions we have taken in response, and the steps we plan to take next.

The initial trading halt and the delisting determination that followed were unexpected and unforeseen developments. The trading activity that led to the SEC’s suspension has not been attributed to the Company. Nevertheless, shareholders, other stakeholders, and the Company itself, who had no connection to that activity, have been affected.

I want to make one point clear: neither the Panel nor NYSE American has found that the Company engaged in any wrongdoing, and, to date, no regulator has charged the Company or any of its directors, officers or employees in connection with the trading activity .

We are pursuing all available avenues to appeal the delisting. We formally submitted our request to the NYSE American Committee for Review (the “Committee”) to examine the Panel’s decision, and we intend to work closely with our legal counsel in preparation for the Committee’s full review. Our ultimate goal is to relist our securities on NYSE American. At the same time, we want to be candid: the decision to delist rests with the Exchange under its own rules and is within its discretion. While we have done everything we can to resolve the issue, there can be no assurance that the Committee will reverse the Panel’s decision.

Regardless of the outcome, our business continues, and our shares are now quoted and available for trading on the over-the-counter (“OTC”) market under the symbol “TCGLF” for the time being. Our systems remain operational, our customer commitments continue to be met, and our financial position has not been affected by these proceedings. We will report the outcome of the review accordingly, but in the meantime, we remain focused on serving our clients and operating the business.

Thank you again for your continued support. We remain committed to communicating transparently with you and to acting in the best interests of the Company and all our shareholders.

Sincerely,

Heng Hai Lim

Chief Executive Officer

TechCreate Group Ltd.

Background and Timeline of the Proceedings

The delisting proceedings arise from a one-day trading suspension imposed by the U.S. Securities and Exchange Commission (the “SEC”) in February 2026 in connection with alleged manipulative trading in the Company’s shares. As previously disclosed, neither the SEC nor NYSE American has identified any finding attributing responsibility for the alleged manipulative trading activity to the Company or its directors, officers or employees. Neither the Panel nor NYSE American has found that the Company engaged in any wrongdoing. To date, no regulator has charged the Company or any of its insiders in connection with the trading. The Company did not trade in its own shares or arrange for any other party to do so, and it has cooperated with every regulator that has inquired about the trading.

The procedural history to date is summarized below:

●	February 2, 2026: The SEC issued a one-day temporary trading suspension in the Company’s securities, the stated basis of which was potential manipulation of the shares. NYSE Regulation halted trading in the Company’s Class A ordinary shares the same day.
●	June 11, 2026: NYSE American issued a notice, received by the Company on June 12, 2026, that the staff of NYSE Regulation had determined to commence proceedings to delist the Class A ordinary shares under Sections 1001, 1002(e) and 1003 of the NYSE American Company Guide, citing the SEC trading suspension.
●	June 17, 2026: The Company notified NYSE American of the appointment of Dickinson Wright PLLC as its legal representative in the proceedings.
●	June 22, 2026: The Company filed notice of its appeal to the Panel.
●	August 20, 2026: By written decision, the Panel affirmed the staff determination to commence delisting proceedings.
●	September 3, 2026: The Company formally submitted its request that the Committee review the Panel’s decision.

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications companies, deposit insurers and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, including statements regarding the requested Committee review and its possible outcomes. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions identify forward-looking statements, although not all forward-looking statements contain these words. Actual results may differ materially as a result of important factors, including the outcome of the delisting proceedings and other factors discussed in the “Risk Factors” section of the Company’s filings with the SEC. Any forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com